Company Contact:

N. Paul Brost

Chief Financial Officer

Command Security Corporation

703-464-4735

COMMAND SECURITY CORPORATION

REPORTS FINANCIAL RESULTS FOR THE SECOND FISCAL QUARTER ENDED SEPTEMBER 30, 2017

Quarterly Revenues Increase 17% from Prior Year

Herndon, VA***November 9, 2017***Command Security Corporation (NYSE MKT: MOC) today reported its financial results for its second fiscal quarter ended September 30, 2017.

Revenues for the three months ended September 30, 2017 increased by $7.3 million or 17.3% to $49.7 million as compared with $42.4 million for the three months ended September 30, 2016. Gross profit for the three months ended September 30, 2017 was $5.5 million (11.0% of revenues) compared with $5.2 million (12.2% of revenues) for the three months ended September 30, 2016. Operating income for the three months ended September 30, 2017 was $0.8 million (1.6% of revenues) compared with operating income of $0.8 million (1.9% of revenues) for the three months ended September 30, 2016.

Revenues for the six months ended September 30, 2017 increased by $14.8 million or 18.8% to $93.5 million as compared with $78.7 million for the six months ended September 30, 2016. Gross profit for the six months ended September 30, 2017 was $10.5 million (11.2% of revenues) compared with $9.7 million (12.3% of revenues) for the six months ended September 30, 2016. Operating income for the six months ended September 30, 2017 was $1.1 million (1.1% of revenues) compared with operating income of $1.3 million (1.7% of revenues) for the six months ended September 30, 2016. Operating income for the six months ended September 30, 2017 includes approximately $0.4 million of start-up costs related to the revenue growth described below.

The increases in revenues for the three and six months ended September 30, 2017, as compared with the same period of the prior year, were primarily driven by the commencement of work under new contracts with a large on-line retailer and its web services division. These increases were partly offset by reductions in revenues from a major transportation company and various other residential and retail customers.

The increases in gross profits for the three and six months ended September 30, 2017, as compared with the same periods of the prior year, were primarily driven by the above-mentioned increases in revenues and a decrease in workers compensation expense. These increases were partly offset by increased labor costs including training, overtime, subcontractor costs and other start-up costs in connection with the commencement of work under the contracts with the large online retailer, and an increase in aviation services labor costs combined with a reduction in the scope of services with a large international airline. Start-up costs incurred in connection with new revenue growth included in cost of sales during the six months ended September 30, 2017 was approximately $90,000.

General and administrative expenses for the three months ended September 30, 2017 increased by 9.7% or $0.4 million, to $4.8 million (9.7% of revenues) as compared to $4.4 million (10.3% of revenues) in the corresponding period of the prior year. The increase in general and administrative expenses was driven primarily by increased non-cash stock compensation costs, severance costs, increased general and administrative salaries directly related to increases in revenues, partly offset by lower amortization and legal costs.

General and administrative expenses for the six months ended September 30, 2017 increased by 13.0% or $1.1 million, to $9.6 million (10.2% of revenues) as compared to $8.5 million (10.8% of revenues) in the corresponding period of the prior year. The increase in general and administrative expenses consisted primarily of employee compensation and contract start-up costs in support of increasing revenues, non-cash stock compensation costs and severance costs, partly offset by lower legal and labor settlement costs and amortization. Start-up costs incurred in connection with new revenue growth and included in general and administrative costs in the six months ended September 30, 2017, were approximately $0.3 million. Excluding non-cash stock compensation costs, severance costs and start-up costs, general and administrative costs in the quarter ended September 30, 2017 increased by 5.3% and as a percentage of revenues decreased to 9.6% of revenues.

The decrease in net income for the three and six months ended September 30, 2017, as compared with the corresponding period of the prior year was due mainly to the above-mentioned increase in general and administrative costs, including the above-mentioned start-up costs incurred in connection with new revenue growth, non-cash stock compensation costs, and increased interest expense partly offset by the increase in gross profits attributable to the increased revenues, a reduction in the loss from our minority investment in Ocean Protection Services and a lower overall effective income tax rate.

Craig P. Coy, Chief Executive Officer of Command Security, said, “We realized another quarter of positive revenue growth and we are continuing our efforts to identify significant new business opportunities and markets. Recently we announced a new contract with the U.S. Department of State in Honduras and we believe this is the first of several other similar opportunities that may follow. The combination of new business growth with significant start-up costs and the continued tightening of the labor market have necessitated the need to increase our efforts and resources dedicated to recruiting and staffing. As we fully integrate approximately $40 million of new business wins during the past few months we anticipate a positive impact on our continuing ability to grow revenues and improve overall profitability. Our management team and our dedicated workforce are proud of the service we provide every day.”

About Command Security Corporation

Command Security Corporation and its Aviation Safeguards division provide uniformed security officers and aviation security services to commercial, financial, industrial, aviation and governmental customers throughout the United States. As our credo states “Securing All You Value,” we safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today. By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns. We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security. Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees. For more information concerning our company, please refer to our website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by the Company contains forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2017 filed with the U.S. Securities and Exchange Commission (the “SEC”), and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the SEC. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the SEC.

COMMAND SECURITY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Income Statement Highlights	Three Months Ended		Six Months Ended
	September 30,		September 30,
	(Unaudited)		(Unaudited)
	2017	2016	2017	2016

Revenues	$49,741,358	$42,406,405	$93,544,080	$78,742,613
Gross profit	5,466,819	5,160,115	10,519,990	9,709,122
General and administrative	4,808,355	4,388,408	9,586,559	8,483,320
Operating income	778,570	804,759	1,051,049	1,333,715
Equity loss in minority investment of unconsolidated affiliate	(29,700)	(30,000)	(54,900)	(130,000)
Provision for income taxes	276,000	251,000	360,000	465,000
Net income	342,390	436,973	413,741	597,944
Net income per common share:
Basic	0.03	0.04	0.04	0.06
Diluted	0.03	0.04	0.04	0.06
Weighted average number of common shares outstanding:
Basic	9,864,133	9,815,458	9,855,172	9,804,100
Diluted	10,496,588	10,233,226	10,449,746	10,196,323

COMMAND SECURITY CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

Balance Sheet Highlights	September 30, 2017	March 31, 2017
	(Unaudited)
Cash and cash equivalents	$924,209	$1,042,291
Accounts receivable, net	39,251,453	29,189,233
Total current assets	43,378,183	34,837,686
Total assets	49,608,412	41,779,850
Short-term debt	19,741,669	12,228,679
Total current liabilities	32,627,752	25,530,945
Total liabilities	33,168,988	25,897,268
Stockholders’ equity	16,439,424	15,882,582
Total liabilities and stockholders’ equity	49,608,412	41,779,850